BANC ONE CORPORATION
100 East Broad Street
Columbus, Ohio  43271-1240                      News Release

                            For further information contact:
                           Jacqueline R. Soak (614) 248-1280
                              John A. Russell (614) 248-5989
                         George R. L. Mailing (614) 248-5908

FOR RELEASE:  12:00 noon, January 25, 1994

        BANC ONE DECLARES A 10% STOCK AND CASH DIVIDEND INCREASE,
            AND REPURCHASE OF UP TO 10 MILLION COMMON SHARES


BANC ONE CORPORATION, Columbus Ohio (NYSE:ONE) John B. McCoy, Chairman and Chief Executive Officer of BANC ONE, announced that the Corporation's board of directors approved a 10% stock dividend payable on March 4, 1994 to shareholders of record as of February 16, 1994. This represents the thirteenth 10% stock dividend declared since 1968. The cash dividend of 31 cents per share will be paid March 31, 1994 to shareholders of record on March 15, 1994. This dividend, which will be paid on the new shares as a result of the stock dividend, represents an effective increase in the cash dividend of 10%. Over the last ten years BANC ONE's cash dividend has been increased on fifteen occasions and has grown at an annual compound rate in excess of 14%. Since the first quarter of 1993, dividends have been increased by 21.8%.

McCoy indicated, "This truly has been another outstanding year for BANC ONE. We couldn't be more pleased with the earnings performance of our affiliates throughout the company."

On January 18, 1994, BANC ONE CORPORATION, for the first time in its history, reported yearly net income exceeding $1 billion.
Net income was $1.14 billion compared to restated 1992 net income of $877 million. Earnings per share for 1993 of $3.28 grew 30% over 1992 earnings of $2.52. This represents a continuation of BANC ONE's record of increased earnings every year since the corporation was founded in 1968.

In other action, the board of directors also approved the purchase of up to 10 million shares of BANC ONE common stock for use in the acquisition of Premier Bancorp, Inc., in Baton Rouge, Louisiana. BANC ONE has an option to purchase Premier Bancorp between June 30, 1995 and March 31, 1997. Premier Bancorp has assets of $4.2 billion and serves all principal markets in Louisiana with 109 banking offices. The acquisition is subject to regulatory approval.

BANC ONE CORPORATION had assets of $79.9 billion as of December 31, 1993, and common equity of $6.8 billion. BANC ONE operates 82 banks with 1,331 offices in Arizona, California, Colorado, Illinois, Indiana, Kentucky, Michigan, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. BANC ONE CORPORATION also operates several additional corporations that engage in data processing, venture capital, investment and merchant banking, trust, brokerage, investment management, equipment leasing, mortgage banking, consumer finance and insurance.
                                 ######